SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 19, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 Chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2011 RESULTS

Hsinchu, Taiwan, May 19, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2011. All U.S. dollar figures in this release are based on the exchange rate of NT$29.40 against US$1.00 as of March 31, 2011.

Net revenue on a US GAAP basis for the first quarter of 2011 was NT$4,469.6 million or US$152.0 million, an increase of 3.4% from NT$4,322.6 million or US$147.0 million in the fourth quarter of 2010 and an increase of 21.7% from NT$3,671.5 million or US$124.9 million for the first quarter 2010.

Net loss on a US GAAP basis for the first quarter of 2011 was NT$118.7 million or US$4.0 million, and NT$4.61 or US$0.16 per basic common share, compared to net income of NT$1,346.8 million or US$45.8 million, and NT$52.39 or US$1.78 per basic common share, for the fourth quarter of 2010. Net loss under US GAAP includes non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$62.0 million or US$2.1 million and amortization of discount on convertible notes of NT$1.1 million or US$0.1 million for the first quarter of 2011 and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$12.2 million or US$0.4 million and amortization of discount on convertible notes of NT$1.6 million or US$0.1 million for the fourth quarter of 2010. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss for the first quarter of 2011 was NT$55.6 million or US$1.8 million, and NT$2.16 or US$0.07 per basic common share, compared to non-GAAP adjusted net income of NT$1,360.6 million or US$46.3 million, and NT$52.93 or US$1.80 per basic common share in the fourth quarter of 2010.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2011 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Our first quarter revenue and gross margin results are in line with expectations, with net revenue at nearly 22% higher on a year over year basis and improving gross margins of 7.6% in Q1 2011 as compared to 5.9% in Q4 2010. Demand in our LCD driver business, including gold bumping, and assembly services for niche/mobile DRAM and flash, remained strong through the end of the quarter. This strength was led by increased demand for serving applications, including hard disc drives, tablet computers and smartphones, where our average capacity utilization increased to approximately 77% in 1Q11. We are fortunate to note that our supply chain has remained insulated from disruptions caused by the terrible earthquake and tsunami in March 2011, and our thoughts continue to be with the people of Japan and our partners there.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our blended utilization rate improved to 77% compared to 68% in the prior quarter, reflecting higher capacity utilization in our LCD driver and assembly segments. Going forward, we see considerable room for gross margin improvement as our utilization rate further increases due to the success of our business diversification, and increasingly favorable revenue mix. Other than the non-cash loss from the changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes mentioned above, the net loss in the quarter was also the result of a loss we incurred on the sale of our interest in ChipMOS Taiwan to Siliconware Precision Industries Co., Ltd., of approximately NT$74.9 million or US$2.5 million. As of today’s date, we have no outstanding convertible debt, thereby eliminating any further potential related non-cash losses. We also expect to realize the benefits from our corporate restructuring activities, which we believe should translate into sustainable margin and profitability improvements over the near period and beyond. In addition, we further reduced the company’s balance of total debt by an additional US$31 million in the first quarter of 2011, while maintaining a strong balance of cash and cash equivalents at US$194.1 million as of March 31, 2011. We look forward to further debt reductions each quarter as generate positive cash from operations throughout 2011.”

Selected Operation Data

	1Q11		4Q10
Revenue by segment
Testing		34%		36%
Assembly		32%		33%
LCD Driver		34%		31%

Utilization by segment
Testing		62%		60%
Assembly		82%		72%
LCD Driver		88%		72%
Overall		77%		68%

CapEx	US$	28.0 million	US$	36.6 million
Testing		12%		37%
Assembly		13%		11%
LCD Driver		75%		52%

Depreciation and amortization expenses (US GAAP)	US$	49.0 million	US$	52.7 million

Second Quarter 2011 Outlook

The Company expects single digit revenue growth for the second quarter 2011 as compared to the first quarter of 2011, while maintaining gross margin on a consolidated basis in the range of 7.0% to 12.0%.

Mr. Cheng continued, “We entered the second quarter with a positive outlook. We are benefiting from growth opportunities at existing customers and seeing an increased number of new opportunities in our LCD driver business, gold bumping and niche/mobile DRAM segments. There does not appear to be any slow down in mobile application related demand and we expect the trend will continue. Overall, we expect the demand stability we are seeing in Q1 in our LCD driver business and in our niche/mobile DRAM segments will offset anticipated macro weakness in the flash and mixed-signal segments. We expect our ongoing cost reduction efforts will help us maintain our gross margin levels by offsetting increased material costs, including gold, silver, copper, components and exchange rate fluctuations. Importantly, we expect to benefit from higher demand in the second half of 2011 than in the first half of the year led by seasonality, currently low inventory levels, ramp of new business and the addition of new capacity.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2011 results on Thursday, May 19, 2011 at 8:00AM ET (8:00PM, May 19, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. The account number to access the replay is 3055 and the confirmation ID number is 370954.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	152.0	147.0	124.9	152.0	147.0	124.9
Cost of Revenue	140.1	137.3	136.5	140.5	138.3	137.0

Gross Profit (Loss)	11.9	9.7	(11.6)	11.5	8.7	(12.1)

Other Operating Income	—	—	—	0.6	110.0	37.7
Operating Expenses
Research and Development	3.5	3.6	3.1	3.5	3.6	3.1
Sales and Marketing	0.5	0.5	0.4	0.5	0.5	0.4
General and Administrative	5.1	6.0	5.3	4.8	5.6	5.4
Other Operating Expenses	—	—	—	0.4	49.8	1.3

Total Operating Expenses	9.1	10.1	8.8	9.2	59.5	10.2

Income (Loss) from Operations	2.8	(0.4)	(20.4)	2.9	59.2	15.4

Non-Operating Income (Expenses), Net	(6.5)	49.7	28.5	(6.7)	(10.5)	(8.0)

Income (Loss) before Income Tax	(3.7)	49.3	8.1	(3.8)	48.7	7.4

Income Tax Benefit (Expense)	0.4	1.3	1.7	0.5	1.6	1.8

Net Income (Loss)	(3.3)	50.6	9.8	(3.3)	50.3	9.2

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.8)	(4.9)	(0.2)	(0.7)	(4.5)	(0.1)

Net Income (Loss) Attributable to ChipMOS	(4.1)	45.7	9.6	(4.0)	45.8	9.1

Earnings (Loss) Per Share Attributable to ChipMOS –Basic	(0.16)	1.78	0.47	(0.16)	1.78	0.45

Shares Outstanding (in thousands)-Basic(2)	25,748	25,705	20,201	25,748	25,705	20,201

Net Income (Loss) Attributable to ChipMOS –Diluted	(4.1)	45.8	0.3	(4.0)	46.0	(0.1)

Earnings (Loss) Per Share Attributable to ChipMOS –Diluted	(0.16)	1.66	0.01	(0.16)	1.66	(0.00)

Shares Outstanding (in thousands)-Diluted(2)	25,748	27,694	27,113	25,748	27,694	27,113

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.40 against US$1.00 as of Mar. 31, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The outstanding shares for the three months ended Dec. 31, and Mar. 31, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Unaudited)	Mar. 31, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,469.6	4,322.6	3,671.5	4,469.6	4,322.6	3,671.5
Cost of Revenue	4,118.4	4,037.2	4,012.6	4,132.1	4,067.8	4,026.2

Gross Profit (Loss)	351.2	285.4	(341.1)	337.5	254.8	(354.7)

Other Operating Income	—	—	—	16.5	3,234.7	1,109.4
Operating Expenses
Research and Development	103.4	107.1	92.6	103.4	107.1	92.6
Sales and Marketing	15.8	14.2	12.3	15.8	14.2	12.3
General and Administrative	149.6	175.0	155.3	140.9	163.6	158.2
Other Operating Expenses	—	—	—	9.8	1,465.0	39.1

Total Operating Expenses	268.8	296.3	260.2	269.9	1,749.9	302.2

Income (Loss) from Operations	82.4	(10.9)	(601.3)	84.1	1,739.6	452.5

Non-Operating Income (Expenses), Net	(190.2)	1,461.3	836.9	(197.4)	(308.9)	(233.9)

Income (Loss) before Income Tax	(107.8)	1,450.4	235.6	(113.3)	1,430.7	218.6

Income Tax Benefit (Expense)	12.3	38.7	49.9	14.7	47.9	52.6

Net Income (Loss)	(95.5)	1,489.1	285.5	(98.6)	1,478.6	271.2

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(23.6)	(145.9)	(4.5)	(20.1)	(131.8)	(2.5)

Net Income (Loss) Attributable to ChipMOS	(119.1)	1,343.2	281.0	(118.7)	1,346.8	268.7

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(4.63)	52.25	13.91	(4.61)	52.39	13.30

Shares Outstanding (in thousands)-Basic(1)	25,748	25,705	20,201	25,748	25,705	20,201

Net Income (Loss) Attributable to ChipMOS –Diluted	(119.1)	1,347.5	9.7	(118.7)	1,351.2	(2.5)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(4.63)	48.66	0.36	(4.61)	48.79	(0.09)

Shares Outstanding (in thousands)-Diluted(1)	25,748	27,694	27,113	25,748	27,694	27,113

Note:

(1)	The outstanding shares for the three months ended Dec. 31, and Mar. 31, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Mar. 31, 2011 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(4.0)	45.8	9.1
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(4.0)	46.0	(0.1)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	2.1	0.4	0.2
Amortization of discount on convertible notes(3)	0.1	0.1	0.2

Total Special Items	2.2	0.5	0.4

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	(1.8)	46.3	9.5

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	(1.8)	46.0	(0.1)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.16)	1.78	0.45

Adjustment for special items	0.09	0.02	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.07)	1.80	0.47

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.16)	1.66	(0.00)

Adjustment for special items	0.09	—	—

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.07)	1.66	(0.00)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.40 against US$1.00 as of Mar. 31, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(4)	US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted for the three months ended Dec. 31, 2010 and Mar. 31, 2010 already excludes non-cash special items for the changes in the fair value of the embedded derivative liabilities and non-cash amortization expense of discount on convertible notes.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2010
Net Revenue	152.0	147.0	124.9
Cost of Revenue	140.5	138.3	137.0

Gross Profit (Loss)	11.5	8.7	(12.1)

Other Operating Incomes	0.6	110.0	37.7
Operating Expenses
Research and Development	3.5	3.6	3.1
Sales and Marketing	0.5	0.5	0.4
General and Administrative	4.8	5.6	5.4
Other Operating Expenses	0.4	49.8	1.3

Total Operating Expenses	9.2	59.5	10.2

Income (Loss) from Operations	2.9	59.2	15.4

Non-Operating Income (Expenses), Net(2)	(4.5)	(10.0)	(7.6)

Income (Loss) before Income Tax (2)	(1.6)	49.2	7.8

Income Tax Benefit (Expense)	0.5	1.6	1.8

Net Income (Loss)(2)	(1.1)	50.8	9.6

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.7)	(4.5)	(0.1)

Net Income (Loss) Attributable to ChipMOS-Basic (2)	(1.8)	46.3	9.5

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	(0.07)	1.80	0.47

Shares Outstanding (in thousands)-Basic(3)	25,748	25,705	20,201

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(1.8)	46.0	(0.1)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.07)	1.66	(0.00)

Shares Outstanding (in thousands)-Diluted(3)	25,748	27,694	27,113

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.40 against US$1.00 as of Mar. 31, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$62.0 million or US$2.1 million and amortization of discount on convertible notes of NT$1.1 million or US$0.1 million for the three months ended Mar. 31, 2011, non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$12.2 million or US$0.4 million and amortization of discount on convertible notes of NT$1.6 million or US$0.1 million for the three months ended Dec. 31, 2010, and non-cash loss for changes in the fair value of the embedded derivative liabilities of NT$5.6 million or US$0.2 million and amortization of discount on convertible notes of NT$5.5 million or US$0.2 million for the three months ended Mar. 31, 2010. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.
(3)	The outstanding shares for the three months ended Dec. 31, and Mar. 31, 2010 have been retroactively adjusted for the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Mar. 31, 2010 (Unaudited)	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Mar. 31, 2010 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	194.1	243.0	172.1	194.1	243.0	172.1
Financial Assets at Fair Value Through Profit or Loss	—	0.1	4.6	—	0.1	4.6
Accounts and Notes Receivable	113.0	105.0	87.9	113.0	105.0	87.9
Inventories	43.6	43.5	29.4	43.6	43.6	29.4
Other Current Assets	68.5	43.4	42.1	68.3	43.2	41.9

Total Current Assets	419.2	435.0	336.1	419.0	434.9	335.9

Long-Term Investments	0.4	0.4	0.7	0.4	0.4	0.7

Property, Plant & Equipment-Net	568.2	587.5	681.0	555.9	575.6	670.6
Intangible Assets	3.3	3.2	3.5	3.3	3.2	3.5
Other Assets	40.1	39.0	32.5	42.7	41.5	34.6

Total Assets	1,031.2	1,065.1	1,053.8	1,021.3	1,055.6	1,045.3

LIABILITIES
Current Liabilities
Short-Term Loans	36.4	50.8	77.0	36.4	50.8	77.0
Current Portion of Long-Term Debts	149.2	169.8	117.9	149.2	169.8	117.9
Accounts Payable and Payables to Contractors and Equipment Suppliers	29.6	50.4	31.3	29.6	50.4	31.3
Current Portion of Long-Term Lease Payable	28.5	28.0	27.3	28.5	28.0	27.3
Other Current Liabilities	61.9	64.9	56.6	61.9	64.9	56.6

Total Current Liabilities	305.6	363.9	310.1	305.6	363.9	310.1
Long-Term Liabilities
Long-Term Debts	209.2	198.8	340.8	209.2	198.8	340.8
Long-Term Lease Payable	14.9	21.5	43.4	14.9	21.5	43.4
Other Liabilities	3.3	3.3	3.6	16.6	16.6	13.0

Total Liabilities	533.0	587.5	697.9	546.3	600.8	707.3

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.2	1.0	1.3	1.2	1.0
Deferred Compensation	(0.1)	(0.1)	(0.2)	—	—	(0.2)
Capital Surplus	514.8	477.6	445.5	504.7	467.8	436.4
Retained Earnings (Accumulated Losses)	(132.4)	(128.3)	(174.7)	(132.0)	(127.9)	(173.7)
Treasury Stock	(37.9)	(4.4)	(3.1)	(37.9)	(4.4)	(3.1)
Cumulated Translation Adjustments	11.9	11.1	13.5	11.9	11.1	13.5
Unrecognized Pension Cost	—	—	—	(9.0)	(9.5)	(7.7)

Total Shareholders’ Equity	357.6	357.1	282.0	339.0	338.3	266.2

Noncontrolling Interests	140.6	120.5	73.9	136.0	116.5	71.8

Total Equity	498.2	477.6	355.9	475.0	454.8	338.0

Total Liabilities & Equity	1,031.2	1,065.1	1,053.8	1,021.3	1,055.6	1,045.3

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.40 against US$1.00 as of Mar. 31, 2011. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2011, Dec. 31, and Mar. 31, 2010

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP
	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Mar. 31, 2010 (Unaudited)	Mar. 31, 2011 (Unaudited)	Dec. 31, 2010 (Audited)	Mar. 31, 2010 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,707.8	7,143.3	5,059.6	5,707.8	7,143.3	5,059.6
Financial Assets at Fair Value Through Profit or Loss	—	3.0	134.0	—	3.0	134.0
Accounts and Notes Receivable	3,323.4	3,088.0	2,584.3	3,323.4	3,088.0	2,584.3
Inventories	1,282.2	1,279.8	863.7	1,283.1	1,280.9	864.6
Other Current Assets	2,014.9	1,276.2	1,239.4	2,008.7	1,270.0	1,233.2

Total Current Assets	12,328.3	12,790.3	9,881.0	12,323.0	12,785.2	9,875.7

Long-Term Investments	10.5	10.5	20.0	10.5	10.5	20.0

Property, Plant & Equipment-Net	16,704.8	17,273.0	20,023.0	16,342.4	16,924.1	19,714.9
Intangible Assets	95.6	94.2	101.6	95.6	94.2	101.6
Other Assets	1,179.4	1,147.0	956.3	1,255.4	1,221.1	1,018.5

Total Assets	30,318.6	31,315.0	30,981.9	30,026.9	31,035.1	30,730.7

LIABILITIES
Current Liabilities
Short-Term Loans	1,070.6	1,494.7	2,265.0	1,070.6	1,494.7	2,265.0
Current Portion of Long-Term Debts	4,386.1	4,991.5	3,466.0	4,386.1	4,991.5	3,466.0
Accounts Payable and Payables to Contractors and Equipment Suppliers	869.8	1,480.7	920.7	869.8	1,480.7	920.7
Current Portion of Long-Term Lease Payable	839.3	822.0	800.9	839.3	822.0	800.9
Other Current Liabilities	1,819.2	1,908.6	1,663.5	1,819.2	1,908.6	1,663.5

Total Current Liabilities	8,985.0	10,697.5	9,116.1	8,985.0	10,697.5	9,116.1
Long-Term Liabilities
Long-Term Debts	6,149.1	5,845.2	10,020.2	6,149.1	5,845.2	10,020.2
Long-Term Lease Payable	437.3	631.8	1,276.6	437.3	631.8	1,276.6
Other Liabilities	98.5	97.1	104.1	489.4	488.0	382.7

Total Liabilities	15,669.9	17,271.6	20,517.0	16,060.8	17,662.5	20,795.6

EQUITY
Shareholders’ Equity
Capital Stock	38.1	36.0	29.9	38.1	36.0	29.9
Deferred Compensation	(1.0)	(1.6)	(6.2)	—	—	(8.0)
Capital Surplus	15,134.3	14,040.7	13,098.7	14,838.5	13,753.1	12,830.7
Retained Earnings (Accumulated Losses)	(3,891.4)	(3,772.3)	(5,136.0)	(3,878.9)	(3,760.2)	(5,108.4)
Treasury Stock	(1,115.0)	(128.6)	(90.9)	(1,115.0)	(128.6)	(90.9)
Cumulated Translation Adjustments	350.1	326.1	397.5	350.1	326.1	397.5
Unrecognized Pension Cost	—	—	—	(265.0)	(279.3)	(225.6)

Total Shareholders’ Equity	10,515.1	10,500.3	8,293.0	9,967.8	9,947.1	7,825.2

Noncontrolling Interests	4,133.6	3,543.1	2,171.9	3,998.3	3,425.5	2,109.9

Total Equity	14,648.7	14,043.4	10,464.9	13,966.1	13,372.6	9,935.1

Total Liabilities & Equity	30,318.6	31,315.0	30,981.9	30,026.9	31,035.1	30,730.7